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                                                                    EXHIBIT 99.1


            CHINA FINANCE ONLINE ANNOUNCES STOCK REPURCHASE PROGRAM

Beijing, China, March 31, 2005 -- China Finance Online Co. Limited (Nasdaq:
JRJC), one of the leading companies that specialize in providing online financial and listed company data and information in China, announced today that its board of directors has approved a stock repurchase program pursuant to which the company expects to purchase from time to time up to US$10 million worth of its American Depositary Shares, or ADSs, over a period of six months.

Under the terms of the approved stock repurchase program, China Finance Online will repurchase its ADSs through open market purchases on NASDAQ on terms deemed appropriate by the company in compliance with the anti-manipulation provisions of the SEC's Rule 10b-18. The timing and amount of repurchase transactions under this program will depend on market conditions as well as other corporate and regulatory considerations, and will also be subject to Rule 10b-18 requirements. The purchases will be funded from available working capital. As of February 28, 2005, China Finance Online had 6,320,000 ADSs outstanding.

"We believe that China Finance Online's stock is undervalued in the marketplace and as such represents a sound investment for the company," said Sam Qian, president and chief financial officer of China Finance Online. "In addition, we believe this repurchase represents China Finance Online's commitment to its shareholders and serves as an indication of the fundamental strength of the company and its positive outlook for long-term growth. We are confident in the future of China Financial Online and believe this repurchase program articulates our confidence while at the same time allows us to maintain significant cash for strategic purposes."


SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release, as well as China Finance Online's strategic and operational plans, contain forward looking statements. China Finance Online may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Finance Online's beliefs and expectations,


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are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, China Finance Online's historical losses, its limited operating history, declines or disruptions in the online financial industry, the recurrence of SARS, China Finance Online's reliance on relationships with Chinese stock exchanges and raw data providers, fluctuations in quarterly operating results, failure to successfully compete against new and existing competitors, and other risks outlined in China Finance Online's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.


ABOUT CHINA FINANCE ONLINE CO. LIMITED

China Finance Online Co. Limited specializes in providing online financial and listed company data and information in China. Through its website, www.jrj.com, the company offers subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software that is available by download.


For further information please contact:

Jing Wu
China Finance Online Co. Limited
Tel: (+86-10) 6621-0425
Email: ir@jrj.com